--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 6)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
      INBEV SA             SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  BROUWERIJPLEIN 1            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 315 870       (011) (44) 20 7959-8900               BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                               FEBRUARY 14, 2005
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV SA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

----------------------

       1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

         Eugenie Patri Sebastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EMPRESA DE ADMINISTRACAO E PARTICIPACOES - ECAP
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV HOLDING BRASIL S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao",) which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        AMBREW S.A. (FORMERLY, TINSEL INVESTMENTS S.A.)
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        12,048,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW INTERNATIONAL B.V.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      7,866,181,882 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      33.4%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes to the 7,866,181,882 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D originally filed on March 15, 2004, as amended by the Amendment No. 1 thereto filed on May 27, 2004 and Amendment No. 2 thereto filed on June 3, 2004, on behalf of InBev SA (formerly Interbrew S.A.), the Stichting Interbrew and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), and as amended by Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004 and Amendment No. 5 thereto filed on October 13, 2004, on behalf of InBev SA, the Stichting Interbrew, Eugenie Patri Sebastien S.A., Empresa de Administracao e Participacoes S.A. - ECAP, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.)("InBev Brasil"), Ambrew S.A. (formerly, Tinsel Investments S.A.) and Interbrew International B.V. ("IIBV") (these persons collectively referred to herein as the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev") (the Schedule 13D, as amended, is referred to herein as the "Schedule 13D"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4 andar, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Item 2 is hereby amended and supplemented as follows:

         The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of InBev and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Amendment No. 6.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As a result of the transactions pursuant to the Contribution and Subscription Agreement which closed on August 27, 2004 whereby InBev acquired indirect ownership of a majority of the AmBev Common Shares (the "Transfer of Control"), Brazilian law requires that InBev make a mandatory tender offer ("MTO") for the remaining outstanding AmBev Common Shares. In connection with the MTO, on February 14, 2005 InBev published an Invitation to Bid (the "Edital") in Brazil through which InBev offered to acquire, directly or through its InBev Brasil and IIBV subsidiaries, at an auction to be held on March 29, 2005 (the "Auction"): (i) up to 100% of the AmBev Common Shares outstanding in the market as of the date of the Auction (on December 31, 2004, there were 3,577,208,360 AmBev Common Shares outstanding in the market, equal to 15.2% of the total AmBev Common Shares); (ii) AmBev Common Shares currently held by a subsidiary of AmBev, which, as of December 31, 2004, amounted to 60,730,600 AmBev Common Shares, representing 0.3% of the total AmBev Common Shares; and
(iii) AmBev Common Shares held by members of AmBev management, which, as of December 31, 2004, amounted to 6,006,448 AmBev Common Shares, representing 0.02% of the total AmBev Common Shares.

         If all outstanding eligible AmBev Common Shares are tendered, after the MTO is completed, InBev will hold, in combination with the shares held by Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), 23,558,245,274 AmBev Common Shares or 100% of AmBev's Common Shares.

         AmBev has also announced a proposal to pay a stock dividend to its shareholders which would be in the amount of one AmBev Common Share for every five preferred shares outstanding. The proposed stock dividend would be paid following completion of the MTO. If all eligible AmBev Common Shares are tendered in the MTO and the proposed stock dividend is then issued, the number of AmBev Common Shares outstanding would increase by 10,937,606,915 to a total of 34,495,852,189 AmBev Common Shares. InBev would then beneficially own, in combination with shares held by the Fundacao, 30,638,376,495 AmBev Common Shares or approximately 88.8% of the total AmBev Common Shares.

         Under Brazilian law, InBev is obligated to make the MTO at a price at least equivalent to 80% of the value paid per common share of AmBev to SB Group Companies as part of the Transfer of Control. Holders of AmBev Common Shares have the choice of receiving a cash amount (the "Cash Payment Option") or, subject to eligibility, ordinary shares of InBev (the "Share Payment Option") in exchange for the AmBev Common Shares they tender in the MTO.

         Eligible common shareholders of AmBev that elect the Share Payment Option (each, a "Share Option Electing Shareholder") will be entitled to receive
13.827166 ordinary shares of InBev for each lot of 1,000 AmBev Common Shares they tender in the MTO. InBev shall be entitled to select, in its sole discretion, to deliver to any Share Option Electing Shareholder either newly issued ordinary shares or already outstanding ordinary shares. If InBev elects to make such payment with newly-issued ordinary shares of InBev, InBev itself will be responsible for that payment. If, on the other hand, InBev elects to make such payment with existing ordinary shares of InBev, such payment will be made directly by InBev and/or indirectly through IIBV.

         The Cash Payment Option will be paid in an amount in Brazilian Reais (R$) equal to Euro (euro)353.28 (such Euro amount having first been converted into U.S. dollars and then converted into Brazilian Reais (R$)) for each 1,000 AmBev Common Shares tendered in the MTO by any shareholder electing the Cash Payment Option. Payment of the Cash Payment Option will be made by InBev Brasil.

         The Auction will take place on March 29, 2005 (the "Auction Date"), at 1:00 p.m., Sao Paulo time, at the premises of BOVESPA, the Sao Paulo Stock Exchange. The financial settlement of the Cash Payment Option will occur 5
(five) business days after the Auction Date (the "Cash Settlement Date"). The settlement of the Share Payment Option will occur as soon as practicable within 90 (ninety) days after the Auction Date (the "Share Option Settlement Date"). Settlement of both the Cash Payment Option and Share Payment Option for each shareholder will be subject to the receipt of eligibility documentation described in Section 3 of the Edital.

         Holders of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") each representing 100 Common Shares who wish to receive the Cash Payment Option will also be able to tender their ADRs through The Bank of New York which will act as Receiving Agent. This option will only be available to ADR holders who wish to receive the Cash Payment Option, and ADR holders who wish to receive the Share Payment Option will not be able to tender through The Bank of New York and must instead withdraw the AmBev Common Shares underlying their ADSs and tender their AmBev Common Shares in the same manner as other common shareholders.

         An English translation of the Edital is attached as Exhibit 2.17 to this Schedule 13D and is hereby incorporated by reference herein and this Item 3 is qualified in its entirety by reference thereto.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended and supplemented as follows:

         (a), (h) The information contained in Item 3 above and the Edital which is attached as Exhibit 2.17 to this Schedule 13D are hereby incorporated by reference herein, and this Item 4 is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         This Item 5 is hereby amended and supplemented as follows:

         The nature of any beneficial ownership of AmBev Common Shares by the executive officers or directors of InBev is disclosed in Annex A-1 to this Amendment No. 6.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17           English translation of Edital (Invitation to Bid), dated
               February 14, 2005.

                                                  ANNEX A-1

                                  EXECUTIVE OFFICERS AND DIRECTORS OF INBEV

                                                                                              BENEFICIAL
                                                                    PRESENT PRINCIPAL        OWNERSHIP OF
                                                                        OCCUPATION           AMBEV COMMON
       NAME          CITIZENSHIP         BUSINESS ADDRESS             OR EMPLOYMENT             SHARES

Pierre Jean         United States   Brouwerijplein 1, 3000      Chairman of InBev                None
Everaert                            Leuven, Belgium

Jorge Paulo Lemann  Brazil          Rua Dr. Renato Paes de      Director of BRC, InBev,    19,914,299,876(1)
                                    Barros, n(degree) 1.017,    the Stichting and AmBev
                                    3(degree) andar cjs. 31
                                    e 32 04530-001, Sao Paulo,
                                    SP - Brazil

Carlos Alberto da    Brazil         Avenida Brigadeiro Faria    Director of BRC, InBev,    19,914,299,871(1)
Veiga Sicupira                      Lima, 3729 - 7(degree)      the Stichting and AmBev
                                    andar, CEP 04538-905,
                                    Sao Paulo, SP, Brazil

Roberto Moses        Brazil         Avenida Brigadeiro Faria    Director of BRC, the             20
Thompson Motta                      Lima, 3729 - 7(degree)      Stichting and InBev;
                                    andar, CEP 04538-905,       member of the Board of
                                    Sao Paulo, SP, Brazil       Directors of
                                                                Quinsa and QIB

Marcel Herrmann      Brazil         Rua Dr. Renato Paes de      Director of BRC, InBev,    19,914,299,871(1)
Telles                              Barros, n(degree) 1.017,    the Stichting and AmBev
                                    3(degree) andar cjs. 31
                                    e 32 04530-001, Sao
                                    Paulo, SP - Brazil

Mark Winkelman      Netherlands     c/o North Sea Capital       Senior Director of               None
                                    800 3rd avenue 31st fl.     Goldman, Sachs & Co.
                                    New York NY 10017

Allan Chapin        United States   599 Lexington Avenue, New   Partner of Compass               None
                                    York, NY 10022              Advisors, LLP

Peter Harf          Germany         Ludwig-Bertram-Str. 8+10;   Chairman and Chief               None
                                    D-67059, Ludwigshafen,      Executive Officer of Joh.
                                    Germany                     A. Benckiser GmbH

Arnoud de Pret      Belgium         Rue du Loutrier 65, 1170    Financial Consultant of          None
Roose de Calesberg                  Brussels, Belgium           Multifin

Philippe de         Belgium         Vaartstraat 94, B-3000      Director of InBev                None
Spoelberch                          Leuven, Belgium

--------------------
1    Messrs. Lemann, Sicupira and Telles hold sole voting and dispositive power over 10, 5 and 5 AmBev
     Common Shares, respectively, and they report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

Jean-Luc Dehaene    Belgium         Berkendallaan 52, 1800      Mayor of Vilvoorde,              None
                                    Vilvoorde, Belgium          Belgium

Kees Storm          Netherlands     Vondellaan 24, 2111 CP      Chairman of the                  None
                                    Amsterdam, Netherlands      Supervisory Boards of
                                                                Wessanen NV and Laurus NV

Alexandre Van       Belgium         Vaartstraat 94, B-3000      Director of InBev                None
Damme                               Leuven, Belgium

Remmert Laan        France          121, boulevard Haussmann,   Senior Advisor of Lazard         None
                                    75382 Paris, France         Freres (Paris)

John Brock          United States   Brouwerijplein 1, 3000      Chief Executive Officer           1
                                    Leuven, Belgium             of InBev

Stefan              Belgium         Brouwerijplein 1, 3000      Zone President Central           None
Descheemaeker                       Leuven, Belgium             and Eastern Europe of
                                                                InBev

Stewart Gilliland   United Kingdom  Brouwerijplein 1, 3000      Zone President Western           None
                                    Leuven, Belgium             Europe of InBev

Patrice Thys        Belgium         Suite 2504-06, 25th Floor   Zone President Asia of           None
                                    ICBC Tower                  InBev
                                    3 Garden Road
                                    Hong Kong, China

Brent Willis        United States   Brouwerijplein 1, 3000      Chief Commercial Officer          1
                                    Leuven, Belgium             of InBev

Felipe Dutra        Brazil          Brouwerijplein 1, 3000      Chief Financial Officer          None
                                    Leuven, Belgium             of InBev

Claudio Garcia      Brazil          Brouwerijplein 1, 3000      Chief Information &              None
                                    Leuven, Belgium             Services Officer of InBev

Peter Vrijsen       Netherlands     Brouwerijplein 1, 3000      Chief People Officer of          None
                                    Leuven, Belgium InBev

Andre Weckx         Belgium         Brouwerijplein 1, 3000      Chief Technical Officer          None
                                    Leuven, Belgium             of InBev

Sabine Chalmers     Germany         Brouwerijplein 1, 3000      Chief Legal Officer              None
                                    Leuven, Belgium

Jo Van Biesbroeck   Belgium         Brouwerijplein 1, 3000      Chief Strategy & Business        None
                                    Leuven, Belgium             Development Officer


                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         INBEV SA


                                         by     /s/ S.C. Gilliland
                                                --------------------------------
                                         Name:  S.C. Gilliland
                                         Title: Zone President Western Europe


                                         by     /s/ Jo Van Biesbroeck
                                                --------------------------------
                                         Name:  Jo Van Biesbroeck
                                         Title: Chief Strategy & Business
                                                Development Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         STICHTING INTERBREW


                                         by     /s/ Roberto Moses Thompson Motta
                                                --------------------------------
                                         Name:  Roberto Moses Thompson Motta
                                         Title: Member of the Board


                                         by     /s/ Philippe de Spoelberch
                                                --------------------------------
                                         Name:  Philippe de Spoelberch
                                         Title: Member of the Board

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         EUGENIE PATRI SEBASTIEN S.A.


                                         by     /s/ Philippe de Spoelberch
                                                --------------------------------
                                         Name:  Philippe de Spoelberch
                                         Title: Director


                                         by     /s/ Alexandre Van Damme
                                                --------------------------------
                                         Name:  Alexandre Van Damme
                                         Title: Director


                                         by     /s/ Charles Adriaenssen
                                                --------------------------------
                                         Name:  Charles Adriaenssen
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         EMPRESA DE ADMINISTRACAO E
                                         PARTICIPACOES S.A. - ECAP


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         INBEV HOLDING BRASIL S.A.


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         AMBREW S.A.


                                         by     /s/ Benoit Loore
                                                --------------------------------
                                         Name:  Benoit Loore
                                         Title: Director


                                         by     /s/ Jean Louis Van de Perre
                                                --------------------------------
                                         Name:  Jean Louis Van de Perre
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         INTERBREW INTERNATIONAL B.V.


                                         by     /s/ Myriam Beatove y Calvera
                                                --------------------------------
                                         Name:  Myriam Beatove y Calvera
                                         Title: Director


                                         by     /s/ Philip Goris
                                                --------------------------------
                                         Name:  Philip Goris
                                         Title: Director

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

Exhibit No.    Description
-----------    -----------

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann,
               Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17           English translation of Edital (Invitation to Bid), dated
               February 14, 2005.